March 30, 2012

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010
Attn:    Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:    Perrigo Company
Form 10-K for Fiscal Year ended June 25, 2011
Filed August 16, 2011
File No. 000-19725

Dear Mr. Rosenberg:

This letter sets forth the responses of Perrigo Company (“we” or “our”) to the comments on the above-referenced filing provided by the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 16, 2012.

The staff's comments are restated below in bold type and are followed by our responses.

Critical Accounting Estimates
Customer-Related Accruals and Allowances, page 62

1.
Your total provision recorded for customer-related accruals and allowances during 2011 appears to be approximately 14% of gross sales and 93% of operating income. Please separately disclose a roll forward for each customer-related accrual and allowance for each period presented showing the following:

◦Beginning balance;
◦Current provision related to sales made in current period;
◦Current provision related to sales made in prior periods;

◦	Actual returns or credits in current period related to sales made in current period;

◦	Actual returns or credits in current period related to sales made in prior periods; and

◦	Ending balance.

Below is the disclosure that we propose to include prospectively in our next annual report on Form 10-K, taking into account your request for roll forward information. This disclosure would replace the discussions of Revenue Recognition and Customer-Related Accruals and Allowances included under Critical Accounting Estimates beginning on page 61 of our Form 10-K for the period ended June 25, 2011.  As a result of providing this more detailed roll forward table, we have also enhanced and realigned our discussion of the different types of accruals and allowances in order to be consistent with the tabular presentation.

Securities and Exchange Commission
March 30, 2012

The vast majority of the current year provisions related to these accruals and allowances are estimated and recorded at the point of sale and therefore relate to the current period sales.  These estimates are adjusted periodically to reflect actual experience. We currently do not separately monitor the provisions/adjustments and actual returns/credits relating to sales made in prior years for our customer-related accruals and allowances.  In the aggregate within a given fiscal year, manual adjustments to the provision have historically not been material.  For example, as disclosed in the table below, $352.0 million was recorded in fiscal 2011 for provisions relating to chargebacks, our largest customer-related accrual.  Of this amount, $349.7 million was recorded at the point of sale while the remaining $2.3 million related to manual adjustments to the provision.  It can be assumed that a portion of these provision adjustments related to current year sales and a portion of these adjustments related to prior year sales. Given the relative immateriality of the manual adjustment amounts in total, we believe that any amount of the adjustments relating to prior year sales is not material to an investor's understanding of the allowance balance. This example is representative of the situation as it relates to all of our categories of customer-related accruals and allowances for all periods presented.

Proposed Disclosure

Revenue Recognition and Customer-Related Accruals and Allowances - The Company generally records revenues from product sales when the goods are shipped to the customer. For customers with Free on Board (FOB) destination terms, a provision is recorded to exclude shipments estimated to be in-transit to these customers at the end of the reporting period. A sales allowance is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items. Revenue is also reduced for any contractual customer program arrangements and related liabilities are recorded concurrently.

The Company maintains customer-related accruals and allowances that consist primarily of chargebacks, rebates, sales returns, shelf stock allowances, administrative fees and other incentive programs. Some of these adjustments relate specifically to the Rx Pharmaceuticals segment while others relate only to the Consumer Healthcare (CHC) and Nutritionals segments. Typically, the aggregate gross-to-net adjustments related to Rx Pharmaceuticals can exceed 50% of the segment's gross sales. In contrast, the aggregate gross-to-net adjustments related to CHC and Nutritionals typically do not exceed 10% of the segment's gross sales. Certain of these accruals and allowances are recorded in the balance sheet as current liabilities and others are recorded as a reduction in accounts receivable.

•
Chargebacks - The Company markets and sells products directly to wholesalers, distributors, warehousing pharmacy chains, and other direct purchasing groups. The Company also markets products indirectly to independent pharmacies, non-warehousing chains, managed care organizations, and group purchasing organizations, collectively referred to as “indirect customers.” In addition, the Company enters into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, the Company may pre-authorize wholesalers to offer specified contract pricing to other indirect customers. Under either arrangement, the Company provides chargeback credit to the wholesaler for any difference between the

Securities and Exchange Commission
March 30, 2012

contracted price with the indirect customer and the wholesaler's invoice price. The accrual for chargebacks is based on historical chargeback experience and confirmed wholesaler inventory levels, as well as estimated sell-through levels by wholesalers to retailers.

•
Medicaid Rebates - The Company participates in certain qualifying federal and state government programs whereby discounts and rebates are provided to participating government entities. Medicaid rebates are amounts owed based upon contractual agreements or legal requirements with public sector (Medicaid) benefit providers, after the final dispensing of the product by a pharmacy to a benefit plan participant. Medicaid reserves are based on expected payments, which are driven by patient usage, contract performance, as well as field inventory that will be subject to a Medicaid rebate. Medicaid rebates are typically billed up to 180 days after the product is shipped, but can be billed as many as 270 days after the quarter in which the product is dispensed to the Medicaid participant. As a result, the Company's Medicaid rebate provision includes an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed, and an estimate for future claims that will be made when inventory in the distribution channel is sold through to plan participants. The Company's calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates.

•
Returns and Shelf Stock Allowances - Consistent with industry practice, the Company maintains a return policy that allows its customers to return product within a specified period prior to and subsequent to the expiration date. Generally, product may be returned for a period beginning six months prior to its expiration date to up to one year after its expiration date. The majority of the Company's product returns are the result of product dating, which falls within the range set by the Company's policy, and are settled through the issuance of a credit to the customer. The Company's estimate of the provision for returns is based upon its historical experience with actual returns, which is applied to the level of sales for the period that corresponds to the period during which the Company's customers may return product. This period is known by the Company based on the shelf lives of its products at the time of shipment. Additionally, when establishing its reserves, the Company considers factors such as levels of inventory in the distribution channel, product dating and expiration period, size and maturity of the market prior to a product launch, entrance into the market of additional competition, changes in formularies and launch of Rx-to-OTC products.

Shelf stock allowances are credits issued to reflect decreases in the selling price of a product and are based upon estimates of the amount of product remaining in a customer's inventory at the time of the anticipated price reduction. In many cases, the customer is contractually entitled to such a credit. The allowances for shelf stock adjustments are based on specified terms with certain customers, estimated launch dates of competing products and estimated declines in market price.

•
Rx Administrative Fees and Other Rebates - Rebates or administrative fees are offered to certain wholesale customers, group purchasing organizations and end-user customers, consistent with pharmaceutical industry practice. Settlement of rebates and fees may generally occur from one to 15 months from the date of sale. The Company provides a

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March 30, 2012

provision for rebates at the time of sale based on contracted rates and historical redemption rates. Assumptions used to establish the provision include level of wholesaler inventories, contract sales volumes and average contract pricing. The Company regularly reviews the information related to these estimates and adjusts the provision accordingly.

•
CHC/Nutritionals Rebates and Other Allowances - In the CHC and Nutritionals segments, the Company offers certain customers a volume incentive rebate if specific levels of product purchases are made during a specified period. The accrual for rebates is based on contractual agreements and estimated levels of purchasing. In addition, the Company has a reserve for product returns, primarily related to damages and unsaleable products. The Company also has agreements with certain customers to cover promotional activities related to the Company's products. These activities include coupon programs, new store allowances, product displays and other various activities. The accrual for these activities is based on customer agreements and is established at the time product revenue is recognized.

Changes in these estimates and assumptions may result in additional customer-related accruals and allowances. The following table summarizes activity for the fiscal years ended June 25, 2011 and June 26, 2010 in the balance sheet for customer-related accruals and allowances:

Customer-Related Accruals and Allowances

	Rx Pharmaceuticals				CHC/Nutritionals
(Dollars in thousands)	Chargebacks	Medicaid Rebates	Returns and Shelf Stock Allowances	Admin. Fees and Other Rebates	Rebates and Other Allowances	Total
Balance at June 28, 2009	$28,248	$4,103	$2,002	$5,905	$16,204	$56,462
Provisions/Adjustments	246,825	7,166	4,591	13,113	49,949	321,644
Credits/Payments	(244,638)	(4,304)	(2,756)	(13,061)	(49,612)	(314,371)
Balance at June 26, 2010	30,435	6,965	3,837	5,957	16,541	63,735
Provisions/Adjustments	352,029	15,164	12,893	23,353	54,348	457,787
Credits/Payments	(336,730)	(9,945)	(9,341)	(24,229)	(42,512)	(422,757)
Balance at June 25, 2011	$45,734	$12,184	$7,389	$5,081	$28,377	$98,765

Revenues from service and royalty arrangements, including revenues from collaborative agreements, consist primarily of royalty payments, payments for research and development services, up-front fees and milestone payments. If an arrangement requires the delivery or performance of multiple deliverables or service elements, the Company determines whether the individual elements represent “separate units of accounting” under the requirements of ASC Subtopic 605-25, “Revenue Recognition - Multiple-Element Arrangements” (ASC 605-25). If the separate elements meet the requirements of ASC 605-25, the Company recognizes the revenue associated with each element separately and revenue is allocated among elements based on their relative selling prices. If the elements within a multiple deliverable arrangement are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are considered essential to the arrangement. To the extent such arrangements contain refund clauses triggered by non-performance or other adverse

Securities and Exchange Commission
March 30, 2012

circumstances, revenue is not recognized until all contractual obligations are satisfied. Non-refundable up-front fees are deferred and amortized to revenue over the related performance period. The Company estimates the performance period based on the specific terms of each collaborative agreement. Revenue associated with research and development services is recognized on a proportional performance basis over the period that the Company performs the related activities under the terms of the agreement. Revenue resulting from the achievement of contingent milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract.

Notes to Consolidated Financial Statements
Note 7. Goodwill and Intangible Assets, page 99

2.
The change in accumulated amortization of customer relationship assets from June 26, 2010 to June 25, 2011 suggests amortization expense of $16.6 million. Demonstrate for us how the amount of amortization expense recognized in 2011 is consistent with the useful lives disclosed in Note 2 (predominantly 20 years) and an accelerated method as disclosed. Also tell us how you determined useful lives of 20 years.

Pursuant to FASB ASC Topic 350, the method of amortizing an intangible asset should reflect the pattern in which the asset's economic benefits are consumed or otherwise used up. With respect to our customer relationship intangible assets, we believe the original valuation method provides a reasonable starting point to discern the pattern of economic benefit and, specifically, the projected cash flows employed in the income approach therein. It is considered typical that customer relationships within a large group of retail accounts dissipate at a more rapid rate in the earlier periods than in later periods. Therefore, we determined that a systematic approach to allocating amortization to the annual periods using the pattern of economic benefit was most appropriate.

To assist in understanding how the $16.6 million of amortization expense on customer relationship assets for the year ended June 25, 2011 is consistent with the useful lives assigned and corresponding amortization methodology, it is appropriate to explain in more detail the customer relationship intangible assets acquired as part of the PBM Holdings, Inc. (PBM) transaction in April 2010. The PBM customer intangible represented over 75% of our total customer relationship asset at June 25, 2011. To derive the annual accelerated amortization on PBM's customer relationship assets, we utilized the undiscounted cash flow streams over a 20-year useful life (explained further below). Specifically, the ratio of the annual undiscounted cash flow amount over the sum total of the 20-year undiscounted cash flows was applied to the fair value measurement in order to derive an annual amortization expense.

The accelerated growth of the projected undiscounted cash flows in the early years (1-4) of the valuation model of PBM's customer relationships yields a particular dynamic in understanding the amortization expense. The undiscounted cash flows in the first year, or fiscal 2011, yielded an annual amortization amount that is $2.5 million lower than what it would have been under the straight-line method. Year 2 amortization increases to an amount slightly higher than straight-line based on undiscounted cash flow streams. The growth in undiscounted cash flows and the resulting amortization expense peaks in year 4 and then trails off over the remaining useful life. Accordingly, the true sense of the “acceleration” of the amortization pattern does not materialize

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March 30, 2012

until year 4 of the asset life as the business is projected to enter a more steady state when synergistic activities are completed. From this point on, the customer attrition rate becomes the dominant driver of the valuation model, resulting in diminishing cash flows through the remainder of the asset's useful life.

The remainder of our customer relationship asset, representing approximately 24% of the total asset value, was acquired through seven prior business combinations over the past four years and has a weighted-average useful life of approximately 16 years when looked at on a combined basis. These assets are also being amortized on an accelerated basis and, as of fiscal 2011, are at a point in their economic useful lives where the associated amortization expense exceeds that of a straight-line methodology by approximately $1.6 million. As it relates to this portion of the total customer relationship asset, we are past the point of any “ramp-up” in undiscounted cash flows (within the valuation models) and associated amortization expense.

To help illustrate the discussion in the two paragraphs above, the table below sets forth the amortization schedule for PBM's customer relationship assets along with the remainder of the portfolio on a combined basis:

(Dollars in millions)

	Cost	Useful Life (Yrs)	FY09	FY10	FY11	FY12	FY13	FY14	FY15	FY16	Thereafter
PBM	$250.0	20	—	$1.3	$9.9	$13.2	$15.1	$15.3	$14.9	$14.8	$165.5
All Other	$81.1	16*	3.7	4.6	6.7	6.3	6.3	6.2	6.1	5.1	36.1
			$3.7	$5.9	$16.6	$19.5	$21.4	$21.5	$21.0	$19.9	$201.6

*Weighted-average useful life of portfolio

Useful Life Determination

The useful life of a long-lived intangible asset should correspond to the period over which the asset is expected to contribute directly or indirectly to the future cash flows of an entity. In determining the useful lives of the customer-related intangible assets, we performed a thorough evaluation of all relevant facts and circumstances. Specifically, we considered the following factors: 1) the expected use of the asset; 2) the expected useful life of another asset or group of assets to which the useful life of the asset may relate; 3) any legal, regulatory, or contractual provisions that may limit the useful life; 4) our historical experience renewing or extending similar arrangements, regardless of whether those arrangements have explicit renewal or extension provisions; 5) the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technical advances, legislative action that results in an uncertainty or changing regulatory environment, and expected changes in distribution channels); and 6) the level of maintenance expenditures required to obtain the expected future economic benefits from the asset.

Additional factors we considered beyond those noted above included the historical and expected attrition rate of customers, the mobility of customers and employees, and the uncertainty of

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March 30, 2012

revenues dependent upon retention of key employees. Moreover, in accordance with the guidance outlined in FSP 142-3, Determination of the Useful Life of Intangible Assets, consistency was ensured between the determined useful life and the period of expected cash flows used to measure the fair value of the intangible assets.

With regards to the customer relationship intangible assets acquired as part of the PBM transaction, PBM has relationships with many large retail stores for the sale and distribution of its products, primarily baby formula products. Because PBM's customers primarily brand PBM's products under their own name, continuous customer satisfaction is an important aspect of PBM's sales process and continued growth. PBM is considered the leader in its industry, a fact that helps PBM retain its existing customers. As a result, PBM has developed meaningful customer relationships that are integral to its future revenue and earnings generating potential. An analysis of the undiscounted cash flows of the customer relationships indicates that 90% of the cash flows are expected to be realized by year 22, supporting the Company's conclusion of a 20-year useful life.

Note 19. Collaboration agreements, page 120

3.
For each collaboration agreement for which you receive milestone consideration please provide us proposed disclosure to be included in future periodic reports that describes each milestone and the related contingent consideration. Refer to ASC 605-28-50-2b. In addition, for agreements in which you could potentially pay milestone considerations, please disclose the aggregate amount of potential future payments.

The following is the disclosure that we propose to include in our next annual report on Form 10-K. This disclosure would replace the disclosure regarding certain collaboration arrangements as disclosed in Note 19 - Collaboration Agreements beginning on page 120 of our Form 10-K for the period ended June 25, 2011. The proposed disclosure takes into account your comment on enhancing our disclosures on both the receipt and payment of milestone consideration. The only collaboration agreements maintained by the Company that are subject to future receipt of milestone consideration are limited to the arrangements with Medicis Pharmaceutical Corporation and Medimetriks Pharmaceuticals. We have added enhanced disclosure around the description and amounts of the contingent milestone receipts directly to the applicable paragraphs. In addition, the only collaboration arrangement that includes potential future milestone payments is our agreement with Novel that is identified below. The future payments related to this agreement were disclosed in our Form 10-K for the period ended June 25, 2011. Accordingly, as an aggregated amount is not applicable, we have added a comment to the end of the footnote clarifying this fact. To the extent that we enter into new collaboration arrangements with future potential milestone payments, we will include a disclosure of the aggregate amount. Additions to existing disclosure have been underlined for the Staff's convenience.

NOTE 19 - COLLABORATION AGREEMENTS (Dollars in thousands)

The Company actively partners with other pharmaceutical companies to collaboratively develop, manufacture and market certain products or groups of products. These types of agreements are not uncommon in the pharmaceutical industry. The Company may choose to enter into these types of agreements to, among other things, leverage its or others' scientific research and development

Securities and Exchange Commission
March 30, 2012

expertise or utilize its extensive marketing and distribution resources.

In February 2011, the Company announced that it entered into an exclusive agreement with AgaMatrix to sell and distribute blood glucose monitors and test strips in the U.S. store brand channel. As part of the agreement, the Company will sell and distribute certain products in the current AgaMatrix portfolio, as well as certain future new products. Under the terms of the agreement, the Company paid $5,000 to AgaMatrix for a distribution and license agreement, which has been accounted for as an intangible asset beginning in the third quarter of fiscal 2011 and is being amortized on an accelerated basis over its eight-year useful life. At the onset of the agreement, AgaMatrix continued to market and distribute the products during a transition and paid the Company royalty revenue of $524 in fiscal 2011. As of the end of fiscal 2011, the transition period was now over and the Company will begin to market and distribute the products and in conjunction, will pay AgaMatrix a royalty on its sales. All future royalties will be recorded in costs of goods sold.

In August 2010, the Company entered into a royalty-bearing license agreement with Galderma Laboratories (Galderma) to be the authorized generic distributor of Differin®. Under the terms of the agreement, the Company paid a $2,000 license fee to Galderma in the second quarter of fiscal 2011, which was capitalized and is being amortized over the expected life of the agreement. In addition, according to the terms of the agreement, the Company is required to pay Galderma a royalty on its sales of the authorized generic version of Differin®, which amounted to $4,519 in fiscal 2011 and was recorded in costs of goods sold.

In June 2010, the Company announced it had acquired, through an agreement with Teva, the exclusive U.S. store brand rights to sell and distribute OTC versions of fexofenadine HCl 180 mg and 60 mg tablets, plus the combined fexofenadine HCl 60mg and pseudoephedrine 120 mg 12-hour tablets, the generic versions of Sanofi-Aventis' Allegra® and Allegra D-12® products. Teva Pharmaceutical Industries Ltd. (Teva) had previously settled its patent litigation with the brand (Sanofi-Aventis) and obtained a license to market these products. Under the terms of the agreement, Teva will manufacture the products with the Company responsible for marketing and distribution. On January 25, 2011, Sanofi-Aventis announced that the FDA had approved the switch of its Allegra® line of products from an Rx to OTC marketing authorization. The Company's partner, Teva, was responsible for seeking the necessary OTC approvals from the FDA to enable the launch of fexofenadine 60 mg and 180 mg tablets, and the fexofenadine/pseudoephedrine 12-hour product. In April 2011, Teva obtained approval for fexofenadine 60 mg and 180 mg tablets and the Company launched store brand fexofenadine 180 mg tablets. According to the terms of the agreement, the Company is required to pay Teva a royalty on its sales of fexofenadine 180 mg, which amounted to $1,781 in fiscal 2011 and was recorded in costs of goods sold. The Company will also be required to pay a royalty on sales of the fexofenadine 60 mg and fexofenadine/pseudoephedrine 12-hour should they be launched by the Company.

In May 2010, the Company announced that it has acquired rights to Novel's pending ANDA for the generic version of HalfLytely® and Bisacodyl Tablets Bowel Prep Kit (PEG-3350, sodium chloride, sodium bicarbonate and potassium chloride for oral solution and bisacodyl delayed-release tablets) for $5,000, which was expensed as research and development in the fourth quarter of fiscal 2010. Under the terms of the agreement, Novel will manufacture the product exclusively for the Company and the Company will be responsible for marketing and distribution. Novel

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March 30, 2012

received tentative approval from the FDA for the generic version of HalfLytely® on May 27, 2010. Under the terms of the agreement, the Company could be required to pay Novel additional development milestones of up to $2,500, pending final approval and successful commercialization, along with royalty payments based on any future sales of the product by the Company.

In April 2010, the Company announced it entered into an agreement with Graceway Pharmaceuticals, LLC (Graceway) to settle all existing patent litigation regarding the Company's ANDA filing for generic imiquimod cream, 5%, the generic version of Aldara®. As part of the settlement agreement, the Company was named Graceway's authorized generic distributor of Aldara® through February of 2011. In September 2010, the Company announced it received FDA approval to manufacture and market its own version of imiquimod cream, 5%, which the Company has begun to vertically integrate into its API business. According to the terms of the settlement agreement, the Company is required to pay Graceway a royalty on its sales of imiquimod cream, which amounted to $31,300 and $12,588 in fiscal 2011 and 2010, respectively, and was recorded in costs of goods sold.

In April 2009, the Company entered into a joint development agreement with Medicis Pharmaceutical Corporation (Medicis). The agreement allows the Company to use its research and development know-how rights to develop a novel proprietary product. The Company recognized $3,345 in revenue during fiscal 2010 and $840 during fiscal 2009 related to the development services it had provided. No revenue was recognized in fiscal 2011 related to this agreement. The Company may recognize additional revenue related to the same agreement in the future if certain development milestones are achieved. Specifically, the Company is to receive $1,000 upon its supply of product needed for clinical trials, $1,000 upon the successful completion of clinical trials and FDA acceptance of NDA filing, and $1,000 upon FDA approval. Further, the Company is entitled to receive royalty payments should Medicis begin selling the product being developed.

In November 2008, the Company acknowledged the settlement of patent litigation relating to a generic to Nasacort® AQ (triamcinolone acetonide nasal spray) product brought by Sanofi-Aventis against Teva (formerly Barr Laboratories, Inc.), a partner with the Company for this product and the holder of the ANDA. The Company completed certain milestones with respect to the development of this product in the second fiscal quarter of 2009 that resulted in the recognition of $2,500 in revenue. On July 31, 2009, Teva received FDA final approval for its ANDA. This event triggered additional milestone payments to the Company that resulted in the recognition of an additional $11,500 and $9,000 of revenue in fiscal 2010 and 2011, respectively. The product, which is being supplied by the Company, was launched by Teva in June 2011, at which time the Company began recording revenue from its share of the net profits from Teva's product sales.

In October 2008, the Company entered into a licensing, manufacturing and supply agreement with Medimetriks Pharmaceuticals (Medimetriks). The Company owns certain intellectual property and know-how rights related to the following dermatology products: mupirocin ointment 2% (Centany®), urea 20% and ammonium lactate 12% foam (combination foam), urea 20% and ammonium lactate 12% medicated soap/wash (combination soap). Medimetriks has experience in selling and marketing dermatology products. The Company recognized $500 and $2,000 in revenue during fiscal 2010 and 2009, respectively, related to the agreement with Medimetriks. The Company may recognize additional revenue related to the same agreement in the future if certain performance criteria are achieved. Specifically, the Company is to receive $1,000 upon the

Securities and Exchange Commission
March 30, 2012

aggregate combined revenues generated from the sale of Centany® and combination foam products exceeding $6,000 during any consecutive 12-month period and an additional $1,000 upon the aggregate combined revenues generated from the sale of Centany® and combination foam products exceeding $10,000 during any consecutive 12-month period. Further, the Company is entitled to receive royalty payments on sales of the products by Medimetriks. The Company recognized royalty revenue in the amount of $260 in fiscal 2011.

In September 2008, the Company announced that it had acquired the exclusive U.S. rights to sell and distribute levocetirizine tablets, the generic version of UCB's Xyzal® tablets. In addition, in October 2008, the Company entered into a separate agreement to acquire the exclusive U.S. rights to sell and distribute levocetirizine solution 2.5 mg/5ml, the generic version of UCB's Xyzal® solution 2.5 mg/5ml. Under the terms of the agreements, in exchange for the sales and marketing rights on Synthon's levocetirizine products, the Company has paid a total of $2,500 in license fees of which $1,000, $500 and $1,000 were paid in fiscal 2011, 2010 and 2009, respectively. In November 2010, Synthon received final FDA approval on its generic version of levocetirizine tablets and the Company launched the product. Under the terms of the agreement, the Company is required to pay Synthon a royalty on its sales of levocetirizine tablets, which amounted to $5,111 in fiscal 2011 and was recorded in costs of goods sold. In May 2011, the Company announced that Synthon had received tentative approval from the FDA for its ANDA for levocetirizine solution 2.5 mg/5ml. Once launched, the Company will pay a royalty to Synthon based on the Company's sales of the product.

In May 2008, the Company entered into a collaborative agreement with Cobrek Pharmaceuticals (Cobrek), a newly formed entity of Pentech Pharmaceuticals Inc. (Pentech), a privately owned company that specializes in the research and development of niche generic dosage forms. Pentech contributed its ANDA filing for a generic equivalent to Luxiq® foam, a $34,000 branded pharmaceutical product, to the agreement. The Company contributed two of its early stage generic topical pipeline products. This collaborative agreement was amended during fiscal 2009 to include two additional products. The Company recognized revenue of $750 during fiscal 2010 and $1,450 during fiscal 2009 related to the joint development of these two additional products. No revenue was recognized related to the agreement in fiscal 2011. The parties will share the development costs and profits generated by these products, with the Company being the exclusive distributor of the collaboration products. In fiscal 2008, the Company invested $12,500 in cash in Cobrek, accounted for on the cost method, in exchange for a minority, noncontrolling ownership position in the company.

On March 31, 2010, the FDA approved one of the pipeline products contained in the Company's agreement with Cobrek, a generic to Evoclin® foam, which had been submitted to the FDA in August 2008 with a Paragraph IV certification. Upon receipt of the FDA approval, the Company immediately commenced shipping of the product. In addition, the Company and Cobrek have reached an agreement in principle to settle the underlying Hatch-Waxman litigation brought by Stiefel. In accordance with the terms of the agreement, the Company and Cobrek each paid Stiefel a settlement fee of $1,250 and continued to ship product until April 2, 2010. The Company expensed this fee in the fourth quarter of fiscal 2010. Additionally, according to the terms of the settlement, during fiscal 2011 the Company and Cobrek shared equally in the payment of a$5,500 fee to Stiefel in exchange for a royalty-bearing license under patents owned or controlled by Stiefel, which allowed the Company to recommence shipments of the product on October 1, 2010.

Securities and Exchange Commission
March 30, 2012

The Company's portion of this payment was capitalized and is being amortized over the life of the license. Royalty payments to Stiefel amounted to $2,994 in fiscal 2011 and were recorded in costs of goods sold.

Other than the agreement with Novel discussed above, there are no additional future milestone payments to be made in a connection with any other of the Company's collaboration agreements.

***

In connection with this response, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (269) 673-9308 or via e-mail at judy.brown@perrigo.com.

Very truly yours,

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer